

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

Via E-mail
Mr. Dale E. Williams
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, KY 40511

> **Re:** **Tempur Sealy International, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 1, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 8, 2013**
> **Response dated December 20, 2013**
> **File No. 1-31922**

Dear Mr. Williams:

We have reviewed your response dated December 20, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

Condensed Consolidated Financial Statements

(13) Income Taxes, page 27

1.   We note your response to comment 1 from our letter dated December 11, 2013. Please quantify for us the amount of your uncertain tax liability associated with the Danish Tax matter as of September 30, 2013 and supplementally describe the material assumptions used in developing this estimate. Please also consider revising your future filings here and in MD&A as appropriate to provide this information. In light of the potential significance of this matter to your liquidity and your financial statements, we believe that disclosing this information in future filings will enhance transparency to investors.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or me at (202) 551-3768 if you have any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief